ALPS ETF Trust

1290 Broadway, Suite 1100

Denver, CO  80203

April 30, 2010

Via EDGAR

Keith A. O’Connell

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:

ALPS ETF Trust (the “Registrant”) (File Nos. 333-148826; 811-22175)

Dear Mr. O’Connell:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 17 (“PEA 17”) to the Registrant’s registration statement filed pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and  Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”).

PEA 17 is being filed to update and complete the Registrant’s disclosures in Post-Effective Amendment No. 14 (“PEA 14”) filed on February 22, 2010 on Form N-1A and is expected to be effective May 1, 2010.  PEA 17 (i) reflects changes to PEA 14 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on April 7, 2010, (ii) completes certain other information not previously included in PEA 14 and (iii) includes certain other required exhibits.

PEA 17 includes a prospectus (the “Prospectus”) and statement of additional information (“SAI”) for each of the Cohen & Steers Equal Sector Weight ETF, ALPS Equal Sector Weight ETF, Jefferies | TR/J CRB Global Commodity Equity Index Fund, Jefferies | TR/J CRB Global Agriculture Equity Index Fund and Jefferies | TR/J CRB Global Industrial Metals Equity Index Fund,  Jefferies | TR/J CRB Global Energy Equity Index Fund and Jefferies | TR/J CRB Global Precious Metals Equity Index Fund (the “Funds”), each individual series of the Registrant.  We hereby represent that there are no disclosures within PEA 17 which would render it ineligible to become effective pursuant to Rule 485(b) of the 1933 Act.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on April 7, 2010 to PEA 14, accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

APRIL 7, 2010 STAFF COMMENTS:

GENERAL

1.

Staff Comment:  In your letter responding to these comments, please (a) provide the traditional “Tandy” representations and (b) ensure that such representations are made by the Fund itself, not outside counsel on the Fund’s behalf.

Registrant’s Response: This letter contains the traditional “Tandy” representations below and is signed by an officer of the Fund.

2.

Staff Comment:  Please list the primary exchange on which the Funds trade.

Registrant’s Response:  The exchanges have been added to the cover of each Fund’s prospectus.

3.

Staff Comment:  Please re-define any terms defined in the summary section of a prospectus in the statutory prospectus, as well as within each separate summary section, as applicable.

Registrant’s Response:  The Registrant has revised the disclosure to comply with the Staff’s request.

4.

Staff Comment:  In the “Fees and Expenses of the Fund” section, please confirm there are no shareholder fees paid by investors with respect to the purchase or sale of Shares in the secondary market and revise the narrative disclosure to remove the reference to shareholder fees.

Registrant’s Response:  The Registrant confirms there are no shareholder fees with respect to purchase and sale of Shares in the secondary market and has revised the disclosure to comply with the Staff’s request.

5.

Staff Comment:  Please add the following sentence, “The following example is intended to help you compare the cost of investing in the Fund with the costs of investing in other funds,” to the beginning of the narrative paragraph under the section heading “Example.”

Registrant’s Response:  This sentence has been added to comply with the Staff’s request.

6.

Staff Comment:  In the “Principal Investment Strategies” section, please move the following sentences to a subsequent section of the prospectus (and please reiterate the Fund’s investment objective in that section), pursuant to Item 9 of Form N-1A:

“The Fund has adopted a policy that requires the Fund to provide shareholders with at least 60 days notice prior to any material change in this policy or the Index.  The Board of Trustees of the Trust may change the Fund’s investment strategy and other policies without shareholder approval, except as otherwise indicated.”

Registrant’s Response:    The disclosure has been moved to comply with the Staff’s request.

7.

Staff Comment:  Under the heading “Principal Investment Risks,” please delete the sentences “The following specific risk factors have been identified for the Fund.   See also the section “Additional Risks” for additional risk factors.”  In addition, please remove all cross references in this paragraph and sections within the prospectus (e.g. “See section entitled ‘Additional Risks.”).

Registrant’s Response:    The disclosure has been revised to comply with the Staff’s request.

8.

Staff Comment:  In the “Purchase and Redemption of Shares” section, please move the following sentence to a subsequent section of the prospectus, pursuant to Item 9 of Form N-1A:

“As a practical matter, only authorized participants may purchase or redeem these Creation Units. Except when aggregated in Creation Units, the Shares are not redeemable securities of the Fund. The prices at which creations and redemptions occur are based on the next calculation of NAV after an order is received in proper form by the Fund’s distributor.”

Registrant’s Response:    The disclosure has been moved to comply with the Staff’s request.

9.

Staff Comment:  Please confirm that Item 8 of Form N-1A is not applicable to the Funds.

Registrant’s Response:  The Registrant confirms that Item 8 of Form N-1A is not applicable to the Funds as they are exchange traded funds.

Cohen & Steers Global Realty Majors ETF Prospectus

1.

Staff Comment:  In the “Principal Investment Strategies” section, please delete the sentence “The Index consists of the largest and most liquid securities within the global real estate universe that the Index Provider believes are likely to lead the global securitization of real estate.

Registrant’s Response:   The sentence has been deleted to comply with the Staff’s request.

2.

Staff Comment:  With respect to the “Emerging Markets Risk” under the “Principal Investment Risks” section please clarify whether investing in emerging markets is a principal strategy of the Fund.

Registrant’s Response:  The Registrant confirms that investing in emerging markets is a principal strategy of the Fund and has revised the disclosure as follows:

Cohen & Steers considers country weights relative to each country’s GDP share representing the real estate securities universe and share of the private market for real estate, with up to 10% being allocated to securities of emerging markets.

3.

Staff Comment:  With respect to the “Small- and Medium-Sized Company Risk” under the “Principal Investment Risks” section please clarify whether investing in small- and medium-sized companies is a principal strategy of the Fund.

Registrant’s Response:  The Registrant confirms that investing in small- and medium-sized companies is a principal strategy of the Fund, as (a) the Fund will normally invest at least 90% of its total assets in common stocks and other equity securities that comprise the Index, and (b) that such Index constituents must have a free float adjusted market capitalization of $750 million or greater for initial inclusion in the Index, and the $750 million threshold may encompass small and medium-sized companies.

4.

Staff Comment:  In the “Fund Performance” section, please include a toll-free number shareholders may call to obtain updated performance information for the Fund.

Registrant’s Response:  The Registrant has included a toll-free number to comply with the Staff’s request.

5.

Staff Comment:  In the “Average Annual Total Returns” table, please verify if the sentence “An after-tax return on distributions and sale of Fund shares exceeds the return before taxes due to an assumed tax benefit for a shareholder from realizing a capital loss on the sale of Fund shares” is applicable to the Fund, and if not, please delete the sentence.

Registrant’s Response:  The Registrant confirms this statement is not applicable to the Fund and has deleted the sentence to comply with the Staff’s request.

6.

Staff Comment:  In the “Average Annual Total Returns” table, please remove footnote (1) and insert the inception date of the Fund as a parenthetical to the “Since Inception” column in the Average Annual Total Returns table.

Registrant’s Response:  The Registrant has removed footnote (1) and revised the Average Annual Total Returns table pursuant to the Staff’s request.

7.

Staff Comment:  In the “Average Annual Total Returns” table please remove footnote (2) and add the disclosure in a parenthetical within the table.

Registrant’s Response:  The Registrant has removed footnote (2) and revised the disclosure to comply with the Staff’s request.

ALPS Equal Sector Weight ETF Prospectus

1.

Staff Comment: In the “Annual Fund Operating Expenses” table please remove footnote (1) from the table.

Registrant’s Response:  The Registrant has removed the footnote pursuant to the Staff’s request.

2.

Staff Comment:  In the “Annual Fund Operating Expenses” table, please add a line item “Total annual Fund operating expenses” to disclose the Fund’s gross expenses before any waiver/reimbursements and also revise the caption, “Total annual Fund operating expenses” to “Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursements.”

Registrant’s Response:  The Registrant has revised the disclosure to comply with the Staff’s request.

3.

Staff Comment:  In the “Annual Fund Operating Expenses” table, please consider deleting the sentence “The Fund indirectly bears the expenses of the Underlying Sector ETFs (as defined below)” from footnote (2).

Registrant’s Response:  The Registrant has deleted the sentence to comply with the Staff’s request.

4.

Staff Comment:  In the “Portfolio Turnover” section, as the Fund has not been operational for a full year, please disclose the period for which the Fund’s turnover rate was calculated.

Registrant’s Response:  The Registrant has revised the disclosure to comply with the Staff’s request.

5.

Staff Comment:  In the “Principal Investment Strategies” section, please either describe the investment policies of the Underlying Sector ETFs in this section or delete the following sentence:

 “The investment policies of the Underlying Sector ETFs are described generally in the section “Information about the Underlying Sector ETFs.” The Board of Trustees of the Trust may change the Fund's investment strategy and other policies without shareholder approval, except as otherwise indicated.”

Registrant’s Response:  The sentence has been deleted to comply with the Staff’s request.

6.

Staff Comment:  In the “Principal Investment Strategies” section, please list the Underlying Sector Indexes.

Registrant’s Response:  The disclosure has been added to comply with the Staff’s request.

7.

Staff Comment:  In the “Principal Investment Risks” section, please provide a better description of the “Underlying Sector ETFs Risk,” including “Market Risk” and “Equity Risk.”

Registrant’s Response:  The Registrant has added the following disclosure to comply with the Staff’s request:

Market Risk.  An investment in an Underlying Sector ETF involves risks similar to those of investing in any fund of equity securities, such as market fluctuations caused by such factors as economic and political developments, changes in interest rates and perceived trends in stock prices.  The values of equity securities could decline generally or could underperform other investments.  Different types of equity securities tend to go through cycles of out-performance and under-performance in comparison to the general securities markets.  In addition, securities may decline in value due to factors affecting a specific issuer, market or securities markets generally.

Equity Investing Risk.  An investment in the Underlying Sector ETFs involves risks similar to those of investing in any fund of equity securities, such as market fluctuations, changes in interest rates and perceived trends in stock prices.

8.

Staff Comment:  Please delete the section “Creation Transaction Fees and Redemption Transaction Fees” pursuant to Item 11(g)(1) of Form N-1A.

Registrant’s Response:  The Registrant has deleted the disclosure to comply with the Staff’s request.

Jefferies | TR/J CRB Global Commodity Equity Index Fund, Jefferies | TR/J CRB Global Agriculture Equity Index Fund, Jefferies | TR/J CRB Global Industrial Metals Equity Index Fund, Jefferies | TR/J CRB Global Energy Equity Index Fund and Jefferies | TR/J CRB Global Precious Metals Equity Index Fund Prospectus

Comment 1 applies to each of the Jefferies | TR/J CRB Global Commodity Equity Index Fund, Jefferies | TR/J CRB Global Agriculture Equity Index Fund and Jefferies | TR/J CRB Global Industrial Metals Equity Index Fund prospectuses.

1.

Staff Comment:  In the “Portfolio Turnover” section, as the Fund has not been operational for a full year, please disclose the period for which the Fund’s turnover rate was calculated.

Registrant’s Response:  The Registrant has revised the disclosure to comply with the Staff’s request.

2.

Staff Comment: With respect to the Jefferies | TR/J CRB Global Agriculture Equity Index Fund, please confirm the name of the Thomson Reuters/Jefferies CRB In-The-Ground Global Agriculture Equity Index.

Registrant’s Response:  The Registrant confirms the Thomson Reuters/Jefferies CRB In-The-Ground Global Agriculture Equity Index is the correct name of the Index.

3.

Staff Comment: With respect to the “Principal Investment Strategies” section of Jefferies | TR/J CRB Global Energy Equity Index Fund’s summary section, please clarify the meaning of the “integrated oil and gas” sector.

Registrant’s Response:  The Registrant has revised the disclosure as follows:

“The Underlying Index is a modified capitalization-weighted, float-adjusted, rules-based index designed to track the overall performance of a global universe of listed companies engaged in the production and distribution of energy and energy-related products and services in the following sectors: coal and consumable fuels, integrated oil and gas (companies that are diversified providers of oil & gas, from well-head to distribution), oil and gas exploration and production, oil and gas drilling, oil and gas equipment and services, oil and gas refining and marketing, and oil and gas storage and transportation excluding shipping.”

4.

Staff Comment: With respect to the “Principal Investment Strategies” section of Jefferies | TR/J CRB Global Energy Equity Index Fund’s summary section, please complete the last sentence beginning “The Fund may sell securities that are...”

Registrant’s Response:  The Registrant has revised the sentence as follows:

The Fund may sell securities that are represented in the Underlying Index or purchase securities that are not yet represented in the Underlying Index in anticipation of their removal from or addition to the Underlying Index.

ALPS Equal Sector Weight ETF Statement of Additional Information

1.

Staff Comment: With respect to the “Remuneration of Trustees and Officers” section, please confirm the $750 for any special meeting held outside of a regularly scheduled board meeting applies to this Fund.

Registrant’s Response:  The Registrant confirms $750 for any special meeting held outside of a regularly scheduled board meeting applies to this Fund and has revised the disclosure as follows:

Each Independent Trustee receives (1) a quarterly retainer of $3,500, (2) a per meeting fee of $1,500, (3) $750 for any special meeting held outside of a regularly scheduled board meeting, and (4) reimbursement for all reasonable out-of-pocket expenses relating to attendance at meetings.

* * *

The Registrant hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact my paralegal, Jennifer Craig, at (720) 917-0611.

Very truly yours,

/s/ Tané T. Tyler

Tané T. Tyler

Secretary of ALPS ETF Trust

cc:

Stuart Strauss, Esq.

Dechert LLP